Exhibit 99.1

BW LPG Limited announces sale of BW Levant

Singapore, 20 July 2026

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) is pleased to announce the sale of the 2015-built BW Levant, acquired in the 2024 Avance Gas transaction.

The sale of BW Levant is expected to generate a net book gain of approximately US$17 million and net cash proceeds of around US$38 million. The vessel is scheduled for delivery to the buyer at the latest by mid-November, enabling BW LPG to continue generating revenue from the asset in a strong freight market.

Kristian Sørensen, CEO of BW LPG, says “This sale demonstrates our disciplined approach to capital allocation, realising a strong return just two years after purchasing the vessel through the Avance Gas transaction. As we continue renewing our fleet, we remain focused on active and opportunistic asset management to generate shareholder value”.

For further information, please contact:

Kristian Sørensen, CEO

Samantha Xu, CFO

investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including over 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global energy and maritime company involved in shipping, deepwater oil & gas production, renewable energy and digital infrastructure. BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities. In the infrastructure space, the group operates in wind, batteries, water, subsea cable networks and data centres. www.bw-group.com